FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02051763

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated August 14, 2002

Document 1

Contacts:

Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

DataMirror Offers "Go Live on 9i" Upgrade

Allows Customers to Protect Oracle Data Assets and Upgrade to Oracle 9i at Own Pace

TORONTO, CANADA – (August 14, 2002) – DataMirror (Nasdaq: DMCX; TSX: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced a special "Go Live on 9i" offer for Oracle-based companies that have not yet upgraded to Oracle 9i but still need a high availability solution today to protect their Oracle data. Oracle-based companies that purchase DataMirror Transformation Server™ for Oracle-to-Oracle data replication and data distribution are eligible to upgrade to DataMirror iReflect™ for Oracle 9i within one year with no additional software licensing fees.

Oracle-based companies already benefiting from DataMirror Transformation Server include Union Pacific Railroad, one of the largest North America railroads with more than 6,800 locomotives and nearly 52,000 employees. Union Pacific uses DataMirror Transformation Server to enable efficient Oracle-to-Oracle data distribution and data resiliency. Transformation Server provides Union Pacific with up-to-the-minute Oracle data for real-time analytics and decision support.

"Some companies have been hesitant to move to 9i due to the lack of a clear migration path and the challenge of ensuring the availability of critical Oracle data during the upgrade process," said Stewart Ritchie, Vice President, Sales, Americas, DataMirror. "Our 'Go Live on 9i' deal enables these companies to protect their Oracle data using proven Transformation Server technology until they are ready to move to 9i. As an added bonus, Transformation Server may also be used to complement customers' data distribution strategy and help them move more quickly to 9i at major cost savings. There's never been a better time to invest in Oracle resiliency or to start planning migration to Oracle 9i."

This special offering is available until January 31st, 2003. For more information about "Go Live on 9i," please visit http://www.datamirror.com/golive/, e-mail sales@datamirror.com or call 905-415-0310.

About DataMirror Transformation Server for Oracle and iReflect
DataMirror Transformation Server for Oracle enables real-time peer-to-peer data integration between both Oracle and non-Oracle databases with zero-programming required. Transformation Server continuously flows critical Oracle data between Oracle databases for data resiliency, high data availability and disaster recovery. Transformation Server supports Oracle database version 7.3.4 and above.

DataMirror iReflect for Oracle 9i is designed to help 9i customers virtually eliminate system downtime. The software provides a comprehensive solution for disaster avoidance, high availability and workload distribution. By using new features included in Oracle 9i, iReflect has the potential to achieve new performance benchmarks for speed of replication and data integrity—two critical success factors for data availability. With iReflect, Oracle 9i users can build a real-time zero-latency enterprise that is virtually impervious to downtime.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

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"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer